SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13G

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                     PURSUANT TO RULES 13d-1(b) AND (c) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)


                                 GEOWASTE, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    37369114
                                 (CUSIP Number)


             (Date of Event Which Requires Filing of This Statement)


            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

              Rule 13d-1(b)
              Rule 13d-1(c)
         x    Rule 13d-1(d)

CUSIP No.  373691104                13G                        Page 2 of 7 Pages
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                    CENDANT CORPORATION
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)   [ ]
                                            N/A                        (b)   [ ]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION

                                           DELAWARE
--------------------------------------------------------------------------------
                  5         SOLE VOTING POWER
                                              -0-

         -----------------------------------------------------------------------

                  6        SHARED VOTING POWER
NUMBER OF                                     1,070,776
SHARES   -----------------------------------------------------------------------
BENEFICIALLY      7        SOLE  DISPOSITIVE POWER
OWNED BY                             -0-
EACH
--------------------------------------------------------------------------------
REPORTING         8        SHARED DISPOSITIVE POWER
PERSON                                   1,070,776
WITH
--------------------------------------------------------------------------------

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                          1,070,776
--------------------------------------------------------------------------------

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                             N/A                          [  ]
--------------------------------------------------------------------------------

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                         5.03%
--------------------------------------------------------------------------------

12       TYPE OF REPORTING PERSON*

                                            CO
-------------------------------------------------------------------------------

CUSIP No.  373691104                13G                        Page 3 of 7 Page

1      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                    ADVANCE ROSS SUB COMPANY
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                            N/A                         (b)  [ ]
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        CITIZENSHIP OR PLACE OF ORGANIZATION

                                           DELAWARE
--------------------------------------------------------------------------------

                  5        SOLE VOTING POWER
                                              -0-

         -----------------------------------------------------------------------

                  6        SHARED VOTING POWER
NUMBER OF                                     1,070,776
SHARES   -----------------------------------------------------------------------
BENEFICIALLY      7        SOLE  DISPOSITIVE POWER
OWNED BY                             -0-
EACH
--------------------------------------------------------------------------------
REPORTING         8        SHARED DISPOSITIVE POWER
PERSON                                   1,070,776
WITH
--------------------------------------------------------------------------------

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                          1,070,776

--------------------------------------------------------------------------------

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                             N/A                           [  ]

--------------------------------------------------------------------------------

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                  5.03%
--------------------------------------------------------------------------------

12       TYPE OF REPORTING PERSON*

                                            CO

--------------------------------------------------------------------------------


                                                               Page 4 of 7 Pages


Item 1(a).                 Name of Issuer:    GEOWASTE, INC.

Item 1(b).                 100 West Bay Street
                           Jackonville, Florida 32202

Item 2(a).                 Name of Person Filing:

                           Advance Ross Sub Company ("Advance Ross") is a wholly owned indirect subsidiary of Cendant Corporation ("Cendant").

Item 2(b).                 Address of Principal Business Office or, if none,
                           Residence:

                           The principal business offices of Advance Ross are located at:
                           233 South Wacker Drive, Suite 9700, Chicago, IL, 60606-6502. The principal business offices of Cendant are located at 6 Sylvan
                           Way, Parsippany, NJ 07054.

Item 2(c).                 Citizenship

                           Advance   Ross  and   Cendant   each   are   Delaware
corporations.

Item 2(d).                 Title of Class of Securities:

                           Common Stock

Item 2(e).                 CUSIP Number:

                           373691104

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

                                            N/A

Item 4.     Ownership.

           Advance Ross owns directly 1,070,776 shares of Common Stock of GeoWaste, Inc. which represents approximately 5.03% of the total number of shares of Common Stock of GeoWaste, Inc. outstanding on December 31, 1997. Advance Ross is an indirect wholly owned subsidiary of Cendant. As a result, Cendant may be deemed to beneficially own the shares owned by Advance Ross.




                                                               Page 5 of 7 Pages


           Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
           Item 1.

           (a)    Amount Beneficially Owned:

                  1,070,776

           (b)    Percent of Class

                  5.03

           (c) Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:

                           0

                  (ii) Shared power to vote or to direct the vote:

                           1,070,776

                  (iii) Sole power to dispose or to direct the disposition of:

                           0

                  (iv) Shared power to dispose or to direct the disposition of:

                           1,070,776

Item 5.     Ownership of Five Percent or Less of a Class:

            Not Applicable

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person:

            Not Applicable

Item        7.   Identification  and  Classification  of  the  Subsidiary  which
            Acquired  the  Security  being  Reported  on by the  Parent  Holding
            Company:

            Not Applicable


                                                               Page 6 of 7 Pages


Item 8.    Identification and Classification of Members of the Group:

            Not Applicable

Item 9.    Notice of Dissolution of Group:

            Not Applicable

Item 10.  Certification:

             Not Applicable

                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            ADVANCE ROSS SUB COMPANY

                            By:      /S/ Harve A. Ferrill
                                Name:   Harve A. Ferrill
                                Title:  Chairman of the Board and CEO



                            CENDANT CORPORATION

                            By:   /S/ James E. Buckman
                                Name:  James E. Buckman
                                Title: Senior Executive Vice President
                                       and General Counsel



Date:   July 7, 1998